MjLink.com, Inc.

3465 Gaylord Court, Suite A509

Englewood, Colorado 80113

Telephone (855) 933-3277

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Matthew Crispino

March 31, 2020

Re:	MjLink.com, Inc.
Form 1-A
Originally Filed on February 13, 2020
File No. 024-11154
Amendment Number 1 (filed on March 31, 2020)

Dear Sir or Madam:

Please find below our responses to the Commission’s March 11, 2020 Comment Letter regarding the above-referenced 1-A. MjLink.com, Inc. is referred to herein as the “Company”, “we”, or “us”.

Offering Circular on Form 1-A filed February 12, 2020

Cover Page

Response to Comment 1

We have clarified in the Cover Page that the Maximum Total Offering Amount is $50,000,000, the Minimum Share Investment Amount for Investors is 200 shares or $500, and there is no Minimum Total Offering Amount. Additionally, as reflected in Amendment Number 1, the Offering is being sold at a fixed price of $2.50 per share. All references to tranches and different phases of the Offering at different prices have been eliminated. Additionally, we have included our Escrow Agreement with Prime Trust as Exhibit 10.1.

Business, page 3

Response to Comment 2

We have described under the title “Key Technology Metrics” how our technology platform utilizes blockchain technology and entails the creation, issuance or use of digital assets.

Location at page 10

Fully-Diluted MjLink Common Stock, page 11

Response to Comment 3

The conversion of warrants and convertible debt was previously predicated upon a spinout of MjLink from its parent, Social Life Network, which disclosure has been eliminated.

Based on the foregoing, we have eliminated the section under the title “Fully Diluted MjLink Common Stock”

Risk Factors

“The Subscription Agreement between us and investors…” page 28”

Response to Comment 4

We have included the exclusive forum in the Exhibit 4.1 Subscription Agreement, as follows:

“9. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware. Exclusive venue for any dispute arising out of this Subscription Agreement or the Shares shall be the state court in Delaware or the US District Court located in Wilmington, Delaware. Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder. Additionally, Exchange Act 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, an Investors’ ability to seek relief in the state courts as a more favorable jurisdiction, will likely fail because the Courts will defer to federal jurisdiction.”

Additionally, we have made adjustments in the above cited risk factor to reflect the above Subscription Agreement provisions.

Location at 27

Dilution, page 33

Response to Comment 5

We have reexamined the aspect of a spinout of MjLink from its parent, Social Life Network, Inc., as well as a possible listing for MjLink on the NYSE American or NASDAQ; upon further examination of these issues, we have concluded that it is premature to undertake any of these actions. As such, we have eliminated all references and disclosure pertaining to the following: (a) a spinout of MjLink from its parent, Social Life Network, Inc.; (b) filing a Form S-1 Registration Statement in connection with (a); (c) taking MjLink public on the NYSE or NASDAQ or any other exchange or quotation medium.

Liquidity, Capital Resources and Plan of Operations, page 41

Response to Comment 6

We have disclosed that: (a) our current cash does not permit us to pursue our current plan of Operations for more than 1 month; and (b) should we be successful in raising the maximum offering proceeds of $50,000,000 we will be able to continue our operations for at least 10 years.

Location at page 39

Cautionary Advice Regarding Financial Projections Appearing Below, page 42

Response to Comment 7

Response to Comment 8

Upon further examination of the financial projections included in our original filing, we have removed all such disclosure.

Executive Compensation

Resignation, Retirement, Other Termination or Change in Control Arrangements, page 55

Response to Comment 9

We have deleted our prior disclosure that Mark DiSiena had an employment agreement with MjLink, which disclosure was mistakenly included. Mark DiSiena only has an employment agreement with MjLink’s parent company, Social Life Network, Inc.

Location at page 49

Description of Capital Stock, page 58

Response to Comment 10

References to Amended and Restated Articles and related prior disclosure were mistakenly included in our original Regulation A filing and are inapplicable. We have no present intention to amend and restate our certificate of incorporation and/or bylaws and all such disclosure has been deleted.

Response to Comment 11

The inclusion of references to FCCG and FAT Brands, Inc. was an inadvertent error and has been eliminated.

Plan of Distribution, page 62

Response to Comment 12

The disclosure in our original Regulation A filing regarding the matters addressed in Comment 1 above lacked clarity; as disclosed in our response to Comment 1 and our amended disclosure on the Cover Page, we have clarified that the Maximum Total Offering Amount is $50,000,000, the Minimum Share Amount Investment for Investors is 200 shares or $500, and there is no Minimum Total Offering Amount. Additionally, because we are offering the shares at $2.50 per Share and not conducting the Offering in tranches as stated in the original filing, we have eliminated that disclosure as well as any references to a Minimum Offering Amount.

Location at page 54-55

Response to Comment 13

As reflected in our response to Comment 5:

We have reexamined the aspect of a spinout of MjLink from its parent, Social Life Network, Inc., as well as a possible listing for MjLink on the NYSE American or NASDAQ, and upon further examination, we have concluded that it is premature to undertake either of those actions. As such, we have eliminated all references and disclosure pertaining to the following: (a) a spinout of MjLink from its parent, Social Life Network, Inc.; (b) filing a Form S-1 Registration Statement in connection with (a); (c) taking MjLink public on the NYSE or NASDAQ or any other exchange or quotation medium.

Where You Can Find More Information, page 66

Response to Comment 14

All references to reporting obligations under the Securities Exchange Act of 1934 have been eliminated.

Location at page 58

Part III, Exhibits, page 68

Response to Comment 15

We have included the auditor consent as Exhibit 11.1 and presented the Auditor’s Report near the audited financial statements.

Financial Statements, page F-1

Response to Comment 16

We have included a new Audit Opinion

Note 2 – Summary of Significant Accounting Policies

Basis of presentation, page F-6

Response to Comment 17

The only costs MjLink had for 2018 was the authorization of the MjLink common stock at $.01 par value per share. Since none of the shares have been issued, the APIC is zero. As for expenses, MjLink did not have any expenses until it hired its first employee on January 2, 2019. From September 20, 2018 through December 31, 2018, MjLink did not commence business nor incur any expenses.

Response to Comment 18

We have eliminated Note 6 as it is no longer applicable to the Regulation A Offering or MjLink, particularly because the Note was predicated upon conducting a spinout of MjLink from Social Life Network, Inc., which spinout is premature to determine at this time. In connection therewith, please see our above response to Comment 5.

General

Response to Comment 19

All such disclosure has been eliminated and we have amended our disclosure to state that the Offering is being held at a fixed price of $2.50 per share.

Response to Comment 20

This disclosure has been eliminated.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment number 1.

Sincerely yours,

By:	/s/ Ken Tapp
Ken Tapp, Chief Executive Officer